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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 13F

                       FORM 13F Cover Page


           Report for the Calendar Year or Quarter Ended March 31, 2011

Check here if Amendment:              |_|; Amendment Number: ____

This  Amendment  (Check  only  one): |_|  is a restatement
                                      |_|  adds new holding  entries.

Institutional Manager Filing this Report:

Name:     TIG Arbitrage Associates Master Fund L.P.

Address:  c/o Ogier Fiduciary Services (Cayman) Limited
          89 Nexus Way
          Camana Bay
          Grand Cayman KY1-9007
          Cayman Islands

13F File Number: 28-13433

The  institutional  investment manager filing this report and the person by whom
it  is  signed hereby represent that the person signing the report is authorized
to  submit  it,  that  all  information  contained  herein  is  true, correct and
complete,  and  that  it  is  understood  that  all  required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name:   Robert Rettie
Title:  Chief Accounting Officer
Phone:  (212) 396-8742


Signature, Place and Date of Signing:

/s/ Robert Rettie             New York, New York          May 13, 2011
-------------------           ---------------------       --------------------
     [Signature]                 [City, State]                  [Date]


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Report Type: (Check only one):

[ ]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
           manager are reported in this report).

[X]   13F NOTICE. (Check here if no holdings reported are in this report,
           and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
           this reporting manager are reported in this report and a portion are
           reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager:

Form 13F File Number   Name
28-11896   TIG Advisors, LLC

<PAGE>

                              Form 13F SUMMARY PAGE

   Report Summary:

   Number of Other Included Managers: 0

   Form 13F Information Table Entry Total: 0

   Form 13F Information Table Value Total: $0
                                          (thousands)

   List of Other Included Managers: None

   Provide a numbered list of the name(s) and Form 13F file number(s) of all
   institutional investment managers with respect to which this report is filed,
   other than the manager filing this report.